    As filed with the Securities and Exchange Commission on November 6, 2000
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------
                                    FORM S-3
                             REGISTRATION STATEMENT

                                      Under

                           THE SECURITIES ACT OF 1933
                               -------------------
                             TRANSMEDIA NETWORK INC.
             (Exact name of registrant as specified in its charter)
                               -------------------

                   Delaware                              11900 Biscayne Boulevard                            84-6028875
         (State or other jurisdiction                   North Miami, Florida 33181                        (I.R.S. Employer
      of incorporation or organization)                       (305) 892-3300                           Identification Number)

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               -------------------
                                Gene M. Henderson
                      President and Chief Executive Officer
                             Transmedia Network Inc.
                            11900 Biscayne Boulevard
                           North Miami, Florida 33181
                                 (305) 892-3300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               -------------------
                                   Copies to:
                            Stephen P. Farrell, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 309-6000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective. If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

================================================= ================= ======================= ======================== ===============
                                                                       Proposed Maximum        Proposed Maximum           Amount of
             Title of Each Class Of                 Amount To Be           Offering           Aggregate Offering        Registration
          Securities To Be Registered                Registered      Price Per Share (1)           Price (1)                 Fee
------------------------------------------------- ----------------- ----------------------- ------------------------ ---------------
Series A preferred stock, par value $.10 per
share...................................             2,935,511                $2.75              $8,072,655.2             $2,131.18

Common stock, par value $.02 per share..            13,057,089                $2.25 (2)(3)       $29,378,450(4)      $4,833.13(4)(5)
================================================= ================= ======================= ======================== ===============

(1)     Estimated solely for purposes of calculating the registration fee.
(2)     Estimated pursuant to Rule 457(g).
(3) Plus an indeterminate number of shares of common stock as may from time to time be issued upon conversion of the Series A preferred stock or pursuant to the other terms of the Series A preferred stock, including the antidilution and dividend provisions thereof. Such additional shares of common stock are hereby registered pursuant to Rule 416.
(4) No separate consideration will be received by Transmedia upon conversion of the Series A preferred stock and, accordingly, no registration fee is payable pursuant to Rule 457(i).
(5) A total of 4,920,509 shares of common stock are carried forward from the Registrant's prior Registration Statement on Form S-3 (Registration No. 333-53147) pursuant to Rule 429 under the Securities Act of 1933, and, accordingly, the registration fee paid herewith is based upon 11,072,091 shares of capital stock being newly registered by this Registration Statement.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

================================================================================

                                  Common Stock
                            Series A Preferred Stock

                             TRANSMEDIA NETWORK INC.


                                 --------------

         We have prepared this prospectus for use by certain of its stockholders who wish to sell up to 2,935,511 shares of Series A preferred stock (or an equal number of shares of common stock into which the shares of Series A preferred stock are converted) and up to 13,057,089 shares of common stock.

         We will receive none of the proceeds resulting from the sale of the shares offered by the selling stockholders under this prospectus.

         Our common stock and Series A preferred stock are listed on the New York Stock Exchange (Symbols: TMN and TMNPrA). On October 31, 2000, the last reported sale prices of the common stock was $2.38 and of the Series A preferred stock was $2.75 per share.


         This investment involves risk. Carefully consider the risk factors beginning on page 5.



--------------------------------------------------------------------------------
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------



                The date of this Prospectus is November __, 2000

         No person has been authorized to give any information or to make any representation other than those contained in, or incorporated by reference into, this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by Transmedia or any selling stockholder. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities by anyone, in any state in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any state, or in which the person making such offer or a solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the information presented in this prospectus or the affairs of Transmedia since the date hereof.

                       WHERE YOU CAN GET MORE INFORMATION

         We have filed a registration statement on Form S-3 with the Securities and Exchange Commission to register the securities offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement for further information about us and the securities the selling stockholders are offering. Statements made in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of those contracts or other documents that are filed as exhibits to the registration statement, because those statements are qualified in all respects by reference to those exhibits. The registration statement, including the exhibits and schedules, are on file at the offices of the SEC and may be inspected without charge.

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings, including the registration statements, are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

         Our common stock and Series A preferred stock are traded on the New York Stock Exchange. You may also read our SEC filings and other information at the New York Stock Exchange.

                       DOCUMENTS INCORPORATED BY REFERENCE

         SEC rules allow us to include some of the information required to be in the registration statements by incorporating that information by reference to other documents we file with them. That means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC (before the termination of this offering) automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities covered by this prospectus are sold:

o Annual Report on Form 10-K for the fiscal year ended September 30, 1999 (filed with the SEC on January 6, 2000);

o Quarterly Reports on Form 10-Q for the quarters ended December 31, 1999 (filed with the SEC on February 14, 2000); March 31, 2000 (filed with the SEC on May 15, 2000) and June 30, 2000 (filed with the SEC on August 14, 2000);

o Current Reports on Form 8-K filed with the SEC on April 1, 1999 and July 14, 1999 (as amended by Forms 8-K/A filed with the SEC on September 14, 1999 and October 5, 1999);

o The description of our common stock contained in our registration statement on Form 8-A (filed with the SEC on June 4, 1995); and

o The description of our Series A preferred stock contained in our registration statement on Form 8-A (filed with the SEC on November 3, 1999).

         You may request a copy of these filings, which we will provide to you at no cost, by writing or calling us at the following address: Transmedia Network Inc., 11900 Biscayne Boulevard, North Miami, Florida 33181, telephone:
(305) 892-3306, Attention: Secretary.

         This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports which we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in the business, prospects, financial condition or our other affairs after the date of this prospectus.

--------------------------------------------------------------------------------

                            PROSPECTUS SUMMARY

         This summary highlights selected information contained or incorporated by reference in this prospectus. It is not complete and may not contain all of the information that is important to you. To understand the offering fully, you should read the entire prospectus carefully, including the risk factors, and our financial statements and the notes to those statements incorporated by reference in this prospectus.



         We market dining rewards programs which offer benefits to our members. Our rewards programs are primarily for dining and to a lesser degree on lodging, travel, retail and catalogue merchandise and long distance telephone calls. We recently adopted a conversion plan that allows card members to realize their savings through the use of a registered credit card, rather than via a private label charge card linked to a credit card. We believe that operating a registered card dining program under our new brand-name, iDine, provides a more discreet, user-friendly mechanism since members are able to register a valid credit card with us and then present that registered card when dining at participating restaurants in order to access their rewards and benefits. This method is in contrast to our previous strategy whereby a separate private label credit card, the Transmedia Card, was issued to members who then used it to obtain discounts at participating restaurants. We converted our Transmedia Card program to a registered card platform following our acquisition of Dining A La Card in June 1999. As a result of this acquisition, we estimate that our member base and network of participating restaurants has grown to approximately 3,200,000 and 7,000, respectively, from our previous base of 1,100,000 members and 5,600 restaurant merchants.

         In connection with our conversion to the iDine registered card format, we have launched an e-commerce initiative through our wholly owned subsidiary iDine.com. This on-line revenue management product, accessed through the iDine website, allows restaurants to create special real-time incentives and promotions in order to drive incremental traffic during slow periods. Consumers have their choice of receiving benefits in either points or cash and may convert the points into complimentary dining or frequent flyer miles. The website also allows for national restaurant listings and access to reviews.

         We originally operated in central and south Florida, New York, New Jersey, Chicago and Los Angeles metropolitan areas, Boston and surrounding New England, Baltimore/Washington DC area, Philadelphia, San Francisco, Detroit, Indianapolis, Milwaukee, Denver, Phoenix, North and South Carolina, Georgia, parts of Tennessee, and Texas. As a result of our acquisition of Dining A La Card and other recent expansion opportunities, we now operate in 35 metropolitan United States markets, most of which are travelers' destination cities.


                                      -4-
--------------------------------------------------------------------------------

                                  RISK FACTORS

You should carefully consider the following risk factors and other information in this prospectus before deciding to purchase any shares offered by this prospectus.

We have had losses from operations for the last three fiscal years and in the first and third quarters of the current fiscal year. The operations of Dining A La Card, which we acquired in June 1999, had sustained operating losses since its inception.

         We have incurred net losses of $400,000, $7.8 million and $10.4 million during fiscal 1997, 1998 and 1999, respectively, and incurred a net loss of $5.4 million in the nine months ended June 30, 2000. The principal causes of our losses were (1) decreases in rights-to-receive revenue, due primarily to lower sales volume in our largest markets, (2) increases in selling, general and administrative expenses (due, in part, to one-time payments in termination of employment and consulting agreements to our former chief executive during fiscal 1998 and, in other periods, to increases in information technology expenses principally associated with year 2000 remediation and legal reserves), (3) decreases in the number of new enrollments due largely to enforcement of privacy regulations as they pertain to soliciting and enrolling credit card holding members, and lower and often less frequent spending by new members and (4) in 1999 and the first quarter of fiscal 2000, expenses incurred as a result of the acquisition of Dining A La Card, the operations of which had not yet been integrated. Although we were able to make a profit of $437,000 during the second quarter of fiscal 2000 following the completion of the integration of Dining A La Card, we had a loss in the third quarter of fiscal 2000, and we cannot assure you that our future operations will be profitable.

Our recently adopted new business strategies may not be successful.

         We have adopted a strategy of shifting our business to a registered card platform and away from the private label Transmedia Card. We have adopted this strategy principally for three reasons. First, we believe consumers prefer the discretion of a registered card (in which dining guests are unaware that the cardholder is receiving a discount) as opposed to the private label (which is commonly associated with discount dining). Second, our recent acquisition of Dining A La Card has provided us with a strong registered card infrastructure upon which we have improved. Finally, because the changing regulatory landscape has impacted our most successful solicitation method for the private label card, a registered card program can provide us with alternative marketing solutions. Nevertheless, implementation of this strategy has been difficult, expensive, and time consuming. Merchants may resist the change and various administrative mechanisms must still be put in place. We cannot assure you that this strategy will be implemented successfully. Any failure in its implementation, however, could have an adverse effect on our business and operating results.

         We have also adopted an internet strategy for and are in the process of enhancing our website, iDine.com. We engaged a consulting firm to assist us in the development of a definitive internet strategy that will allow us to capitalize on our dominant position in the fine dining segment of the restaurant industry, with approximately 7,000 restaurants in 35 major metropolitan markets and plans for further market expansion. It is our belief that applying yield management techniques similar to those presently in use in the airline industry to the dining industry, interfacing with restaurant reservation and table management systems, and expanding into catering and take-out are all opportunities to be exploited through the internet. Any failure in the implementation of this strategy, however, could have an adverse effect on our business and operating results.

We may have difficulty meeting our future cash needs.

         Our business is cash intensive. We need cash to fund new contracts, support our operations and capitalize our growth. In addition, in connection with our acquisition of Dining A La Card, we granted to SignatureCard the right to require us to repurchase the shares paid to it for a total consideration of $3.2 million at any time until June 2002. Although we concluded an $80.0 million securitization facility in December 1999, our borrowing base is limited to the receivables assigned thereunder. At June 30, 2000, the borrowing base under this facility was approximately $60.7 million, of which approximately $59.6 million had been drawn down. We are in discussions with our financing bank and other financial institutions to ensure that an element of our credit facility which relates to the fulfillment of certain material obligations thereunder will be renewed on favorable terms and we cannot assure you that these discussions will be successful. If we are not able to accomplish the renewal, we may be required to scale back or abandon one or more of our strategies, which would have a material adverse effect on our business, operations and financial condition.

         We acquired all of our domestic franchises. On June 30, 2000, we acquired our Virginia franchise for a cash payment of $25,000. On June 29, 2000, we acquired our Washington DC area franchise for a cash payment of $1.4 million, issuance of two fully subordinated promissory notes each in the amount of $1.0 million which are convertible for common stock, and the issuance of 352,423 shares of common stock valued at $1.5 million. On March 31, 2000, we acquired all the shares of our New Jersey franchise for $3.0 million payable in three installments. The final installment of $250,000 is due March 31, 2001. There is no assurance that our strategy of acquiring our franchises will have a beneficial effect on our business.

         To develop our electronic commerce business we raised $10.0 million in financing through a private placement. This amount of funding may be inadequate, and if adequate, is no assurance that our electronic commerce initiative will be successful.

We depend upon our ability to attract and retain desirable merchants.

         The majority of our revenue is derived from our right to receive cash in exchange for food and beverage credits. Our business depends on our ability to attract a large variety of desirable merchants in each geographic market and in proportion to our membership either in that area or that visit that area in order to generate both rights-to-receive and member interest. Failure to procure contracts with a large number of merchants in a timely manner or any significant reduction in business from such merchants in any market would reduce rights-to-receive revenue and adversely affect our business. In addition, a failure to attract desirable merchants could cause members to cancel their memberships with us or choose not to give a membership as a gift, and would harm our ability to attract new members and participating merchants. Any decline in member usage or membership enrollments would slow rights-to-receive turnover, causing a further decline in rights-to-receive revenue, and would reduce our fee income.

We depend upon our agreements with transaction processors, presenters and aggregators.

         Because credit card processing is an integral part of our business, our relationship with the credit card processors, transaction presenters and aggregators of credit card transactions are very important. We have executed a five-year contract with OrderTrust, Inc. to perform a portion of our transaction aggregating. As part of the acquisition of Dining A La Card, we acquired contracts with approximately 20 presenters, and under the agreement, we have licensed those contract rights to OrderTrust who will manage our relationships with those transaction presenters. Should these relationships terminate and we are unable to find suitable replacements, our ability to receive, process and present merchant transactions could be impaired, which would materially and adversely impact our operations and profitability and expose us to potential liability.

We depend upon increasing our marketing force, forming new marketing relationships to grow our business and on our ability to attract and retain active members.

         We must aggressively hire marketing personnel and enter into new marketing relationships to help gain access to large groups of potential customers. We have relationships with various organizations for the marketing, support and endorsement of our services and products. For example, we rely on our agreements with banks, credit unions, corporations and other entities across the country to market our services to their existing and future customer base. However, we need to expand these relationships and enter into new relationships. We have entered into agreements to direct potential members to our programs via means of specific web pages. In connection with our acquisition of Dining A La Card, we entered into a services collaboration agreement with SignatureCard. We cannot assure you that this relationship will be successful or that SignatureCard will be able to maintain its existing relationships with most of the major airlines. Furthermore, our relationship with SignatureCard precludes us from directly forming marketing relationships with those airlines. If our agreement with SignatureCard is unsuccessful, we would be required to develop marketing relationships on our own and at our own expense. The development of these partnerships might be a long and difficult process, requires experienced sales and marketing personnel and may not be successful.

         Our future success depends in large part upon continued demand for our programs by consumers. Any number of factors could affect the frequency with which consumers participate in our programs or whether they enroll in a Transmedia program at all. These factors include (1) consumer tastes and dining preferences, (2) the frequency with which consumers dine out, (3) general economic conditions, (4) weather conditions and (5) the availability of alternative discount programs in the local region in which consumers live and work. Any significant decline in usage or increase in program cancellations, without a corresponding increase in new member enrollments, would have a material adverse effect on our business.

Our future success depends upon programs we market through credit card issuers, banks, airlines and other marketing partners. A downturn in those industries would adversely affect us.

         Our future success depends upon demand for our dining programs from businesses and industries we serve or seek to serve. A significant downturn in an industry or trend within an industry to reduce or eliminate its use of membership programs would have a material adverse effect on our business, financial condition and results of operations.

We are susceptible to merchant credit risk.

         We attempt to enroll restaurants and other merchants which are financially sound and offer a variety of quality food and services. To the extent that participating merchants fail, we could be adversely affected. Because we generally make cash advances to restaurants and other participating merchants in exchange for rights, we may not be able, upon the failure of a business, to collect the full amount, or any, of the funds advanced. Although our practice generally is to protect our right to recover advanced monies by taking a security interest in a merchant's collateral or other guarantees, we cannot assure you that these measures would be adequate to enable us to recover losses.

Economic slowdowns could hurt our business.

         The success of our business depends on our members' use at participating merchants of credit cards registered with our iDine program. If the national or local economy slows in the regions in which we do business, our members may perceive that they have less disposable income to permit them to dine out. As a consequence, they may dine out less frequently, and use their registered cards less often, if at all. Any decline in program usage would hurt our business. In addition, a decline in the national economy or in the regions in which we operate typically has an initial positive impact because restaurants can more readily absorb the incremental business. However, a sustained economic downturn could cause merchants who participate in our programs to go out of business. Although our practice generally is to protect our right to recover monies we advance to merchants by taking a security interest in a merchant's assets, we cannot assure you that such measures would be adequate. It is likely that, should the number of merchants entering bankruptcy rise, the number of uncollectible accounts would also rise. This would have an adverse effect on our business.

An inability to maintain an appropriate balance between the number of members and the number of merchants in each market may adversely affect our operations.

         The success of our business depends on our ability to maintain an appropriate ratio of members to merchants within each geographic market we serve. If we have too many members and not enough restaurants, our member base may become dissatisfied and participating restaurants may experience a higher volume of rewards business than anticipated. This could result in low program usage, high membership cancellations and attrition in the restaurant base. Alternatively, if too many restaurants participate in our programs with too few members, rights-to-receive turnover volume will be reduced resulting in reduced revenue. Managing this ratio requires an ability, among other things, to anticipate trends within a market and the desires of our customers and participating restaurant partners. We are endeavoring to analyze our markets in terms of member and restaurant counts by zip code. We cannot assure you that we will be able to manage this balance effectively in each of our markets. An inability to do so, however, could harm our business.

We depend upon members of our senior management.

         Our success will depend, in part, on the skills, experience, efforts and policies of Gene M. Henderson, our President and Chief Executive Officer, and certain other key employees, including our Executive Vice President and Chief Financial Officer and certain officers of our principal subsidiaries. If one or more of these senior executives or key personnel were not to remain active with us, our results of operations could be affected.

Initial and renewal fee memberships contribute to our profitability; cancellations could impact our profitability.

         During an initial annual membership term or a renewal term, members who pay a fee may cancel their memberships in the program, generally for a pro rata refund of the membership fees for that period. Accordingly, profitability of our programs depends, in part, on recurring and sustained fee membership renewals.

We may need additional capital.

         The need to raise funds may arise in the future. We may raise funds through the sale of equity or convertible debt securities. Should we do so, your ownership percentage as well as the value of the stock outstanding likely will be reduced. We cannot assure you that we will be able to raise funds on acceptable terms or at all. If we do not obtain additional financing, our business, operations and financial condition could be materially adversely affected.

There may be a limited market for the Series A preferred stock.

         We issued the Series A preferred stock in November 1999. An active market in these shares has not yet developed and we cannot assure you that one will develop. In addition, a principal stockholder holds 2,692,748 of these shares, or 65% of the Series A preferred stock outstanding, further reducing liquidity to other stockholders. The market price for the Series A preferred shares and the common shares may be subject to significant fluctuations, and may not be equal to the price you paid for the shares.

The listing of our common stock and Series A preferred stock on the New York Stock Exchange is subject to compliance with our business plan and monitoring by the NYSE over the next year (or longer).

         In August 1999, the New York Stock Exchange notified us of the pending adoption of amendments to its continued listing criteria and of our noncompliance with the new standards. In accordance with the requirements of the notification, Transmedia submitted to the NYSE its plan to come into compliance with the new criteria. In September 1999, the NYSE advised us that our plan had been accepted and that we would continue to be a listed company on the NYSE through March 31, 2001. However, our performance relative to the plan of compliance is subject to monitoring by the NYSE through 2000. We cannot assure you that we will comply with this plan or that our securities will remain listed on the NYSE.

We are controlled by Samstock and its affiliates.

         Our largest stockholder, Samstock, L.L.C. and its affiliates, as of October 12, 2000 beneficially owned in aggregate 9,176,725 shares of our common stock, representing approximately 39.71% of our outstanding common stock (assuming the immediate conversion of all shares of Series A preferred stock into common stock). Of this amount, 5,015,700 shares were owned by Samstock and its affiliates, 2,618,850 shares were issuable upon the exercise of warrants held by Samstock and its affiliates, 1,390,347 shares were held by others but were subject to voting and disposition restrictions in favor of Samstock and 166,227 shares were issuable upon exercise of warrants held by others but would be, if exercised, the subject of voting and disposition restrictions in favor of Samstock. As a result of its ownership, Samstock and its affiliates will be able to determine (or substantially influence) the outcome of all matters submitted to a vote of stockholders, including the election of directors. The interests of Samstock may be different from the interests of other stockholders.

         Samstock also holds over 65% of our outstanding Series A preferred stock, as a class. Consequently, it has the right to require us to convert the entire Series A preferred stock into common stock at its election at any time. Upon certain defaults in the payment of Series A preferred dividends, holders of the Series A preferred stock, as a class, will have the right to elect two directors to fill newly-created directorships. Because Samstock holds over two-thirds of the outstanding shares of Series A preferred stock, Samstock will control the election of these directors. Samstock presently has two designees on our eight-member board of directors.

Our board of directors may issue additional shares of preferred stock without stockholder approval.

         Our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock with rights and preferences that may be determined from time to time by the board of directors. An aggregate of 4,149,378 shares of preferred stock were issued in connection with the rights offering. Accordingly, the board of directors may, without stockholder approval, issue one or more new series of preferred stock with rights which could adversely affect the voting power or other rights of the holders of outstanding shares of preferred stock or common stock. In addition, the issuance of additional shares of preferred stock may have the effect of rendering more difficult, or discouraging, an acquisition or change in control of Transmedia. Although we do not have any current plans to issue any additional series or shares of preferred stock, we may do so in the future.

The future sales of restricted and other shares may cause our stock price to drop.

         Sales of a substantial amount of stock in the public market (such as the shares registered pursuant to this prospectus), or the perception that these sales may occur, could result in lower market prices of our securities. This could also impair our ability to raise additional capital through the sale of equity securities.

         As of October 12, 2000, we had 20,326,273 shares of common stock and convertible preferred stock outstanding. We sold an aggregate of 8,939,137 shares of Series A preferred and common stock (and issued warrants to purchase an additional 6,583,566 shares of common stock and issued notes convertible into an additional 469,897 shares of common stock) to certain of the selling stockholders named in this prospectus. All of these shares were restricted securities when issued, but may be sold without restriction or further registration under the Securities Act, as long as the prospectus covering the sales remains current and effective. In addition, 2,197,193 shares of common stock are issuable upon exercise of outstanding employee and director stock options and additional 614,616 shares are available under our incentive stock option plans for future grant. All of these shares have been registered for sale. As of September 29, 2000, other outstanding options were exercisable to purchase 705,968 shares of common stock. Finally, additional shares of stock may be issued pursuant to the terms of the Series A preferred stock, including the dividend and anti-dilution provisions.

         The issuance and sale of a significant number of shares of our securities upon the exercise of stock options and warrants, the conversion of our preferred stock, or the sales of a substantial number of shares of stock pursuant to Rule 144 or otherwise, could adversely affect the market prices of our securities.

Stockholders may not be able to resell their stock or may have to sell at prices lower than the price they paid for it.

         The trading prices for our securities has been volatile and could continue to be subject to significant fluctuations in response to variations in our quarterly operating results, general conditions in the restaurant industry or the general economy, and other factors. In addition, the stock market is subject to price and volume fluctuations affecting the market price for public companies generally, or within broad industry groups, that may be unrelated to the operating results or other circumstances of a particular company. These fluctuations may adversely affect the liquidity of our securities, as well as the price that holders may achieve for their shares upon any future sale.

The issuance of additional shares of common stock upon conversion or exercise of derivative securities could result in dilution to each stockholder's percentage ownership interest and could materially affect the market price of the common and preferred stock.

         A substantial number of shares of common stock are issuable by us upon exercise of outstanding options and warrants and upon conversion of the Series A preferred stock. Such issuances could result in dilution to a stockholder's percentage ownership interest and could adversely affect the market price of our securities.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

         This prospectus contains "forward-looking statements." Any statement in this prospectus, other than a statement of historical fact, is a forward-looking statement. You can generally identify forward-looking statements by looking for words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue." Variations on those or similar words, or the negatives of such words, also may indicate forward-looking statements.

         Although we believe that the expectations reflected in this prospectus are reasonable, we cannot assure you that our expectations will be correct. We have included a discussion entitled "Risk Factors" in this prospectus, disclosing important factors that could cause our actual results to differ materially from our expectations. If in the future you hear or read any forward-looking statements concerning us, you should refer back to these Risk Factors and to the disclosures contained in the documents filed by us with the SEC after the date of this prospectus and incorporated into this prospectus by reference.

                                    PROCEEDS

         We will not receive any of the proceeds from the sale of the shares by the selling stockholders. A total of 6,583,566 shares of common stock have been reserved for the exercise of warrants by the selling stockholders. If all of these warrants are exercised for cash, we would receive $39,878,589. We can give no assurances that these warrants will be exercised.

                              SELLING STOCKHOLDERS

         The following table shows as to each selling stockholder: (i) the number and percentage of shares of the outstanding stock of the Company owned as of October 12, 2000; (ii) the number of such shares which may be sold for the account of the selling stockholder; and (iii) the number and percentage of such shares that will be owned by the selling stockholder assuming the sale of all shares which may be sold. The percentages set forth are based upon 16,176,895 shares of common stock and 4,149,378 shares of Series A preferred stock outstanding as of October 12, 2000.

             Shares Owned Before Sale             Shares Which May be Sold                         Shares Owned After Sale
             ------------------------             ------------------------                         -----------------------
                                        Number of           Number of   Number of           Number of     Number of
       Selling           Number of      Preferred            Common     Preferred            Common       Preferred
    Stockholders       Common Shares     Shares     %(1)     Shares      Shares      %(1)    Shares        Shares       %(1)
--------------------   -------------  -----------  -----   ---------   ----------   -----   ---------     ---------     -----
Samstock, L.L.C.       4,941,802 (2)  2,692,748    33.3%   4,941,802   2,692,748     33.3%           0           0        *

Halmostock Limited       604,532 (3)    206,204      *       514,532     206,204       *        90,000           0        *
Partnership

Robert M. Steiner,        47,000 (4)          0      *        47,000           0       *             0           0        *
as trustee under the
Robert M. Steiner
Revocable Trust

Brandon Advertising        2,400              0      *         2,400           0       *             0           0        *
& Sales Profit
Sharing Plan

Brandon, Cecil             2,400              0      *         2,400           0       *             0           0        *

Carl G. McGraw, Inc.      26,650              0      *        12,450           0       *        14,200           0        *
& Co.

Collins, John Scott        7,400              0      *         7,400           0       *             0           0        *

Craig, Jack               12,000              0      *        12,000           0       *             0           0        *

Evans, Donald O.           2,400              0      *         2,400           0       *             0           0        *

Fonville & Co.            12,000              0      *        12,000           0       *             0           0        *

Hand, Max R.              10,000              0      *         4,800           0       *         5,200           0        *

Hinrichs, Ivan C.          7,200              0      *         7,200           0       *             0           0        *

Keeter, Thomas E. III      1,200              0      *         1,200           0       *             0           0        *

McCraw, Carl G. Jr.       26,650              0      *        26,650           0       *             0           0        *

McCraw, George-Anne       31,000              0      *        31,000           0       *             0           0        *

McNabb, Michael A.         1,250              0      *         1,250           0       *             0           0        *

Moser, Dr. Edgar S.        4,800              0      *         4,800           0       *             0           0        *
Jr.

Neal, William W.           4,800              0      *         4,800           0       *             0           0        *

Nickels, Henry Jr.         2,400              0      *         2,400           0       *             0           0        *

Parham, Lewis H.           4,800              0      *         4,800           0       *             0           0        *

Propst, Raymond E.         1,200              0      *         1,200           0       *             0           0        *

Shelby Children's          2,400              0      *         2,400           0       *             0           0        *
Clinic P.A. Profit
Sharing Plan

Shipley, William H.        1,250              0      *         1,250           0       *             0           0        *

Thorne, James A.           4,800              0      *         4,800           0       *             0           0        *

Wann, Valerie M.           1,200              0      *         1,200           0       *             0           0        *

Wardlaw, Craig M.          7,200              0      *         7,200           0       *             0           0        *


             Shares Owned Before Sale             Shares Which May be Sold                         Shares Owned After Sale
             ------------------------             ------------------------                         -----------------------
                                        Number of           Number of   Number of           Number of     Number of
       Selling           Number of      Preferred            Common     Preferred            Common       Preferred
    Stockholders       Common Shares     Shares     %(1)     Shares      Shares      %(1)    Shares        Shares       %(1)
--------------------   -------------  -----------  -----   ---------   ----------   -----   ---------     ---------     -----
Craig M. Wardlaw,         12,000              0      *        12,000           0       *             0           0        *
Trustee-Helen C.
Wardlaw Revocable
Trust Dated 9/19/89

Melvin and Iris          731,439 (5)          0     3.6%     731,439           0      3.6%           0           0        *
Chasen

F. Philip Handy, as      282,847 (6)     84,632(6) 1.75%     117,647      36,559       *       165,200      48,073        *
trustee under The
Blaine Trust

Jason Apple                1,741 (7)          0      *         1,741           0       *             0           0        *

Ellen Haudala              3,482 (8)          0      *         3,482           0       *             0           0        *

Don Leibentritt            6,965 (9)      2,294      *         6,965           0       *             0       2,294        *

William Pate               1,741(10)          0      *         1,741           0       *             0           0        *

Sheli Rosenberg          104,470(11)          0      *       104,470           0       *             0           0        *

Greg Robitaille           88,648(12)      7,009      *        86,648           0       *         2,000       7,009        *

Mark Slezak               23,930(13)      3,108      *        13,930           0       *        10,000       3,108        *

Potomac Dining           822,331(14)(a)       0      *       822,331           0       *             0           0        *
Limited Partnership

   Spectrum              370,044(15)          0      *       370,044           0       *             0           0        *
   Partners, Inc.

   Syed Ali and          264,539(16)          0      *       264,539           0       *             0           0        *
   Susan Doherty

   Menahem Bessalel        8,534(17)          0      *         8,534           0       *             0           0        *
   and Barabara
   Roth

   Ernest Blackwelder      8,534(18)          0      *         8,534           0       *             0           0        *

   Stephanie Bograd        8,534(19)          0      *         8,534           0       *             0           0        *

   Peter Corruzzi          8,534(20)          0      *         8,534           0       *             0           0        *

   Daniel Hsieh           25,601(21)          0      *        25,601           0       *             0           0        *

   Harry Huang and        12,802(22)          0      *        12,802           0       *             0           0        *
   Adrienne Masters

   Mark Joseph             8,534(23)          0      *         8,534           0       *             0           0        *

   Larry Klane             8,534(24)          0      *         8,534           0       *             0           0        *

   Johan Magnusson        17,068(25)          0      *        17,068           0       *             0           0        *

   Marc Rothman           12,802(26)          0      *        12,802           0       *             0           0        *

   David Sayles            8,534(27)          0      *         8,534           0       *             0           0        *

   Eric Schoenberg        17,068(28)          0      *        17,068           0       *             0           0        *

   David Yuen             34,135(29)          0      *        34,135           0       *             0           0        *

   Syed Sanjar Ali         8,534(30)          0      *         8,534           0       *             0           0        *

             Shares Owned Before Sale             Shares Which May be Sold                         Shares Owned After Sale
             ------------------------             ------------------------                         -----------------------
                                        Number of           Number of   Number of           Number of     Number of
       Selling           Number of      Preferred            Common     Preferred            Common       Preferred
    Stockholders       Common Shares     Shares     %(1)     Shares      Shares      %(1)    Shares        Shares       %(1)
--------------------   -------------  -----------  -----   ---------   ----------   -----   ---------     ---------     -----
Minotaur Partners      3,583,563(31)          0      *     3,583,563           0       *             0           0        *
II, L.P.

ValueVision              657,534(32)          0      *       657,534           0       *             0           0        *
International Inc.

Dominic Mangone          338,767(33)          0      *       328,767           0       *        10,000           0        *

Raymond Bank              32,877(34)          0      *        32,877           0       *             0           0        *

Gene M. Henderson        441,885(35)     46,613      *       164,385           0       *       277,500      46,613        *

Herbert M. Gardner       375,927(36)     91,486      *        46,026           0       *       329,901      46,026        *

James M. Callaghan       307,042(37)     27,153      *        65,754           0       *       241,288      27,153        *

John A. Ward              38,184(38)         95      *        32,877           0       *         5,307          95        *

             Shares Owned Before Sale             Shares Which May be Sold                         Shares Owned After Sale
             ------------------------             ------------------------                         -----------------------
                                        Number of           Number of   Number of           Number of     Number of
       Selling           Number of      Preferred            Common     Preferred            Common       Preferred
    Stockholders       Common Shares     Shares     %(1)     Shares      Shares      %(1)    Shares        Shares       %(1)
--------------------   -------------  -----------  -----   ---------   ----------   -----   ---------     ---------     -----
George S. Wiedemann       68,377(39)      5,622      *        32,877           0       *        35,500       5,622        *

Christine M. Donohoo      95,377(40)          0      *        32,877           0       *        62,500           0        *

Frank F. Schmeyer         32,877(41)          0      *        32,877           0       *             0           0        *

Gerald Fleischman         37,877(42)      7,454      *        32,877           0       *         5,000       7,454        *

Elliot Merberg            32,877(43)          0      *        32,877           0       *             0           0        *

Thomas J. Little         164,385(44)          0      *       164,385           0       *             0           0        *

Rod Dammeyer             210,703(45)    144,710      *       200,203           0       *        10,500     144,710        *

Mary K. Gardner           16,983(46)      1,191      *        13,149           0       *         3,834       1,191        *

Peter H. Gardner          13,152(47)          0      *        13,152           0       *             0           0        *

Elizabeth R. Gardner      13,152(48)          0      *        13,152           0       *             0           0        *

David S. Gardner          13,152(49)          0      *        13,152           0       *             0           0        *

---------------
* Represents less than one percent.

(1) Reflects percentage of total outstanding stock. Assumes that each outstanding share of Series A preferred stock is convertible into common stock on a one-for-one basis. The rate of conversion of the Series A preferred stock will depend upon the market price of the common stock and the extent of accrued but unpaid dividends on the preferred stock, among other things. The description of the preferred stock is set forth in the registration statement on Form 8-A filed with the SEC on November 3, 1999 and incorporated into this prospectus by reference.

(2) Includes (i) 858,892 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $6.00 per share, $7.00 per share and $8.00 per share, which warrants expire on March 3, 2003, (ii) 949,000 shares of common stock which may be acquired upon exercise of outstanding warrants at an exercise price of $2.4813 per share, which warrants expire on November 9, 2004 and (iii) 810,958 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(3) Includes 166,227 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $6.00 per share, $7.00 per share and $8.00 per share, which warrants expire on March 3, 2003.

(4) Includes 22,560 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $6.00 per share, $7.00 per share and $8.00 per share, which warrants expire on March 3, 2003.

(5) Includes (i) 352,561 shares of common stock held by Melvin Chasen, (ii) 200,778 shares of common stock held by Iris Chasen, and (iii) 178,100 shares of common stock held by a family partnership jointly controlled by Melvin Chasen and Iris Chasen. Melvin Chasen was our Chairman and Chief Executive Officer until December 1997.

(6) Includes (i) 56,470 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $6.00 per share, $7.00 per share and $8.00 per share, which warrants expire on March 3, 2003, (ii) 154,700 shares of common stock, (iii) 48,073 shares of Series A preferred stock held by F. Philip Handy in his individual capacity, (iv) options to purchase 5,000 shares of common stock at an exercise price of $5.8750 per share, which options were granted under our 1996 Long-Term Incentive Plan (1996 Plan) and expire in March 2008 and (v) options to purchase 5,500 shares of common stock at an exercise price of $4.56, which options were granted under the 1996 Plan and expire in March 2009. F. Philip Handy, a director, was a managing director of Equity Group Corporate Investments, an affiliate of Samstock, L.L.C., during 1997.

(7) Includes 565 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $6.00 per share, $7.00 per share and $8.00 per share, which warrants expire on March 3, 2003.

(8) Includes 1,129 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $6.00 per share, $7.00 per share and $8.00 per share, which warrants expire on March 3, 2003.

(9) Includes 2,259 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $6.00 per share, $7.00 per share and $8.00 per share, which warrants expire on March 3, 2003.

(10) Includes 565 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $6.00 per share, $7.00 per share and $8.00 per share, which warrants expire on March 3, 2003.

(11) Includes 33,882 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $6.00 per share, $7.00 per share and $8.00 per share, which warrants expire on March 3, 2003.

(12) Includes (i) 6,776 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $6.00 per share, $7.00 per share and $8.00 per share, which warrants expire on March 3, 2003 and (ii) 43,836 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(13) Includes 4,518 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $6.00 per share, $7.00 per share and $8.00 per share, which warrants expire on March 3, 2003.

(14) Includes 469,897 shares of common stock which may be acquired upon conversion of certain convertible notes at a conversion price of $4.25625.

(15) Includes 211,454 shares of common stock which may be acquired upon conversion of certain convertible notes at a conversion price of $4.25625.

(16) Includes 151,165 shares of common stock which may be acquired upon conversion of certain convertible notes at a conversion price of $4.25625.

(17) Includes 4,877 shares of common stock which may be acquired upon conversion of certain convertible notes at a conversion price of $4.25625.

(18) Includes 4,877 shares of common stock which may be acquired upon conversion of certain convertible notes at a conversion price of $4.25625.

(19) Includes 4,877 shares of common stock which may be acquired upon conversion of certain convertible notes at a conversion price of $4.25625.

(20) Includes 4,877 shares of common stock which may be acquired upon conversion of certain convertible notes at a conversion price of $4.25625.

(21) Includes 14,629 shares of common stock which may be acquired upon conversion of certain convertible notes at a conversion price of $4.25625.

(22) Includes 7,315 shares of common stock which may be acquired upon conversion of certain convertible notes at a conversion price of $4.25625.

(23) Includes 4,877 shares of common stock which may be acquired upon conversion of certain convertible notes at a conversion price of $4.25625.

(24) Includes 4,877 shares of common stock which may be acquired upon conversion of certain convertible notes at a conversion price of $4.25625.

(25) Includes 9,753 shares of common stock which may be acquired upon conversion of certain convertible notes at a conversion price of $4.25625.

(26) Includes 7,315 shares of common stock which may be acquired upon conversion of certain convertible notes at a conversion price of $4.25625.

(27) Includes 4,877 shares of common stock which may be acquired upon conversion of certain convertible notes at a conversion price of $4.25625.

(28) Includes 9,753 shares of common stock which may be acquired upon conversion of certain convertible notes at a conversion price of $4.25625.

(29) Includes 19,506 shares of common stock which may be acquired upon conversion of certain convertible notes at a conversion price of $4.25625.

(30) Includes 4,877 shares of common stock which may be acquired upon conversion of certain convertible notes at a conversion price of $4.25625.

(31) Includes 2,389,042 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(32) Includes 438,356 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(33) Includes 219,178 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(34) Includes 21,918 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(35) Includes (i) 109,590 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005, (ii) options to purchase 62,500 shares of common stock at an exercise price of $2.00 per share, which were granted under the 1996 plan and expire in October 2008 and (iii) options to purchase 25,000 shares of common stock at an exercise price of $2.375 per share, which were granted under the 1996 Plan and expire in October 2008. Gene Henderson is our President and Chief Executive Officer and a member of our Board of Directors.

(36) Includes (i) 30,684 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005, (ii) options to purchase 7,500 shares of common stock at an exercise price of $15.00 per share, which options were granted under the 1987 Plan and expire in March 2004, (iii) options to purchase 5,000 shares of common stock at an exercise price of $12.25 per share, which options were granted under the 1987 Stock Option and Rights Plan (1987 Plan) and expire in March 2005, (iv) options to purchase 5,000 shares of common stock at an exercise price of $7.875 per share, which options were granted under the 1996 Plan and expire in March 2006, (v) options to purchase 5,500 shares of common stock at an exercise price of $4.3750 per share, which options were granted under the 1996 Plan and expire in June 2007, (vi) options to purchase 6,000 shares of common stock at an exercise price of $5.8750 per share, which options were granted under the 1996 Plan and expire in March 2008 and (vii) options to purchase 6,500 shares of common stock at an exercise price of $4.56 per share, which options were granted under the 1996 Plan and expire in March 2009. Does not include an aggregate of 18,174 shares of stock and warrants to purchase common stock held by his wife. See footnote 46. Herbert Gardner is a member of our Board of Directors.

(37) Includes (i) 43,836 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005, (ii) options to purchase 84,375 shares of common stock at an exercise price of $4.8333 per share, which options were granted under the 1987 Plan and expire in May 2002, (iii) options to purchase 33,750 shares of common stock at an exercise price of $7.4445 per share, which options were granted under the 1987 Plan and expire in September 2003, (iv) options to purchase 11,250 shares of common stock at an exercise price of $4.3750 per share, which options were granted under the 1996 Plan and expire in April 2004,
     (v) options to purchase 22,500 shares of common stock at an exercise price of $5.875 per share, which options were granted under the 1996 Plan and expire in March 2004, (vi) options to purchase 15,000 shares of common stock at an exercise price of $5.875 per share, which options were granted under the 1996 Plan and expire in March 2005 and (vii) options to purchase 12,500 shares of common stock at an exercise price of $4.50 per share, which options were granted under the 1996 Plan and expire in August 2008.

(38) Includes 21,918 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005. John Ward is a member of our Board of Directors.

(39) Includes (i) 21,918 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005, (ii) options to purchase 25,000 shares of common stock at an exercise price of $5.8750 per share, which options were granted under the 1996 Plan and expire in March 2008 and (iii) options to purchase 5,500 shares of common stock at an exercise price of $4.56 per share, which options were granted under the 1996 Plan and expire in March 2009. George Wiedemann is a member of our Board of Directors.

(40) Includes (i) 21,918 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005 and (ii) options to purchase 37,500 shares of common stock at an exercise price of $2.63 per share, which options were granted under the 1996 Plan and expire in December 2000. Christine Donohoo was a former executive officer of Transmedia.

(41) Includes 21,918 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(42) Includes 21,918 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(43) Includes 21,918 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(44) Includes 109,590 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(45) Includes (i) 46,157 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $6.00 per share, $7.00 per share and $8.00 per share, which warrants expire on March 3, 2003, (ii) 51,000 shares of common stock which may be acquired upon exercise of outstanding warrants at an exercise price of $2.4813 per share, which warrants expire on November 9, 2004, (iii) options to purchase 5,000 shares of common stock at an exercise price of $5.8750 per share, which options were granted under the 1996 Plan and expire in March 2008 and
     (iv) options to purchase 5,500 shares of common stock at an exercise price of $4.56 per share, which options were granted under the 1996 Plan and expire in March 2009. Rod F. Dammeyer, a private investor, was a managing partner of Equity Group Corporate Investments, an affiliate of Samstock, L.L.C., until his resignation in August, 2000. He was formerly Chairman of our Board of Directors.

(46) Includes 8,766 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(47) Includes 8,768 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(48) Includes 8,768 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(49) Includes 8,768 shares of common stock which may be acquired upon exercise of outstanding warrants at exercise prices in equal parts at $5.93125 per share and $7.30 per share, which warrants expire on April 28, 2005.

(a) Prior to our acquisition of the franchise rights of Potomac Dining Limited Partnership in June 2000, Potomac Dining Limited Partnership had been our franchisee in most of Maryland, parts of Virginia and parts of Delaware, and paid royalties to us under the terms of a franchise agreement. Potomac Dining Limited Partnership has informed us that it intends to distribute the shares originally issued to it (including the shares of common stock that it receives upon conversion of certain convertible notes) to the limited partners and the general partner of that limited partnership, all of whom are listed as selling stockholders in the table above and who may sell all or a portion of their shares.

         Prior to our acquisition of East American Trading in July 1998, East American Trading had been our franchisee in the States of North Carolina, South Carolina, Georgia and a portion of Tennessee, and paid royalties to us under the terms of a franchise agreement. The shares originally issued to East American Trading in connection with that acquisition have subsequently been distributed to the stockholders of that company, all of whom are listed as selling stockholders in the table above.

                              PLAN OF DISTRIBUTION

         The shares of our common stock covered by this prospectus will be sold, if at all, by the individuals named above, and not by us. The shares may be sold from time to time as follows:

         o on the New York Stock Exchange, in the over-the-counter market, or on a national securities exchange (any of which may involve crosses and block transactions);

         o  to purchasers directly;

         o in ordinary brokerage transactions in which the broker solicits purchasers;

         o through underwriters, dealers and agents who may receive compensation in the form of underwriting discounts, concessions or commissions from a seller and/or the purchasers of the shares for whom they may act as agent;

         o  through the writing of options on the shares;

         o through the pledge of shares as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of the shares or other interests in the shares;

         o through purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

         o through block trades in which the broker or dealer so engaged will attempt to sell the shares as agent or as riskless principal but may position and resell a portion of the block as principal to facilitate the transaction;

         o through exchange distributions in accordance with the rules of the applicable exchange;

         o  in any combination of one or more of these methods; or

         o  in any other lawful manner.

         These sales may be made at prices related to the then current market price or otherwise at prices and on terms then prevailing, or in privately negotiated transactions. In effecting sales, a broker or dealer engaged by an individual using this prospectus to sell common stock may arrange for other brokers or dealers to participate in the sale. In addition, any shares covered by this prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act or Rules 144 or 701(g) under the Securities Act may be sold thereunder rather than by this prospectus.

         In connection with distributions of the shares or otherwise, an individual using this prospectus to sell common stock may enter into hedging transactions with a broker-dealer. In connection with such a transaction, a broker-dealer may engage in short sales of shares registered hereunder in the course of hedging the positions they assume with the seller. The seller may also sell shares short and deliver the shares to close out such short positions. The seller may also enter into an option or other transaction with a broker-dealer which requires the delivery to the broker-dealer of shares we have registered, which the broker-dealer may resell by this prospectus.

         A seller may pay a broker-dealer or an agent compensation in the form of commissions, discounts or concessions. The broker-dealer and any other participating broker-dealer may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

         We may be required to file a supplemented prospectus in connection with any activities involving a seller which may be deemed to be an "underwriting." In that case, a supplement to this prospectus would contain (1) information as to whether an underwriter selected by a seller, or any other broker- dealer, is acting as principal or agent for the seller, (2) the compensation to be received by an underwriter selected by a seller or any broker-dealer, for acting as principal or agent for a seller and (3) the compensation to be received by any other broker-dealer, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions. Any broker or dealer participating in any distribution of the shares may be required to deliver a copy of this prospectus, including any prospectus supplement, to any individual who purchases any shares from or through such a broker-dealer.

         We have advised the people identified in this prospectus as potential sellers of common stock that during any period when they may be engaged in a distribution of the shares offered by this prospectus, they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes any seller, any affiliated purchaser and any broker-dealer or other individual who participates in such a distribution from bidding for or purchasing, or attempting to induce any individual to bid for or purchase any security, that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of these factors may affect the marketability of our common stock.

         The people identified in this prospectus as potential sellers of common stock offer to sell all, some or none of the shares covered by this prospectus. Because it is possible that a significant number of shares could be sold simultaneously by means of this prospectus, such sales, or the possibility thereof, may have an adverse effect on the market price of our common stock.

                                     EXPERTS

         The financial statements and supplemental schedules of the Company and its consolidated subsidiaries as of September 30, 1999 and 1998 and for each of the years in the three year period ended September 30, 1999 have been audited by KPMG LLP, independent auditors whose reports are incorporated herein by reference to the Annual Report on Form 10-K for the fiscal year ended September 30, 1999. These financial statements and supplemental schedules are incorporated herein by reference in reliance upon the reports of such independent certified public accountants given upon their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

         The validity of the shares of common stock and Series A preferred stock offered by this prospectus is being passed upon by Morgan, Lewis & Bockius LLP, New York, New York, counsel to Transmedia.

                                  Exhibit Index


Exhibit No.                         Description
-----------                         -----------
4.1 - Certificate of Incorporation of Transmedia Network Inc., as amended. (1)

4.2 - Certificate of Amendment to the Certificate of Incorporation of Transmedia Network Inc. (2)

4.3 - Certificate of Amendment to the Certificate of Incorporation of Transmedia Network Inc. as filed with the Delaware Secretary of State on March 22, 1994. (3)

4.4 - Certificate of Amendment to the Certificate of Incorporation of Transmedia Network Inc. as filed with the Delaware Secretary of State on March 3, 1998. (4)

4.5 - Certificate of Amendment to the Certificate of Incorporation of Transmedia Network Inc. as filed with the Delaware Secretary of State on November 9, 1999. (5)

4.6 - Certificate of Designation relating to the Series A preferred stock as filed with the Delaware Secretary of State on November 9, 1999. (5)

4.7 - By-Laws of Transmedia Network Inc., as amended and restated as of March 3, 1998. (4)

4.8 - Second Amended and Restated Investment Agreement, dated as of June 30, 1999, among Transmedia Network Inc., Samstock, L.L.C., EGI-Transmedia Investors, L.L.C. and Halmostock Limited Partnership and, with respect to Section 5, the Robert M. Steiner Revocable Trust. (5)

4.9 - Purchase Agreement, dated as of December 15, 1997, between Transmedia Network Inc. and East American Trading Company. (6)

4.10 - Standby Purchase Agreement, dated as of June 30, 1999, between Transmedia Network Inc. and Samstock, L.L.C. (5)

4.11  -  Purchase Agreement, dated as of June 29, 2000, by and among
         Transmedia Network Inc., Spectrum Partners, Inc., Potomac Dining Limited Partnership, Gustavo L. Bessalel, Thomas E. Gorman, and Francis Rothgeb.

4.12  -  Subordinated Convertible Note, dated June 30, 2000.

4.13  -  Subordinated Convertible Note, dated June 30, 2000.

4.14 - Stock Purchase and Sale Agreement, dated as of April 28, 2000, by and among Minotaur Partners II, L.P., ValueVision International Inc., Dominic Mangone, Raymond Bank and Transmedia Network Inc.

4.15 - Form of Warrant to Purchase Shares of Common Stock of Transmedia Network Inc.

4.16 - Stock Purchase and Sale Agreement, dated as of April 28, 2000, among Gene M. Henderson, Herbert M. Gardner, James M. Callaghan, Gregory J. Robitaille, John A. Ward, George S. Weidemann, Christine M. Donohoo, Frank F. Schmeyer, Elliot Merberg, Gerald Fleischman, Samstock, L.L.C., Thomas J. Litle and Transmedia Network Inc.

4.17 - Form of Warrant to Purchase Shares of Common Stock of Transmedia Network Inc.

5.1   -  Opinion of Morgan, Lewis & Bockius LLP.

23.1  -  Consent of KPMG LLP.

23.3  -  Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1).

24.1  -  Powers of Attorney (included in page II-5 of the Registration
         Statement).

---------------

    (1) Previously filed as an exhibit to the Annual Report on Form 10-K for the fiscal year ended September 30, 1988 and incorporated by reference thereto.

    (2) Previously filed as an exhibit to the Annual Report on Form 10-K for the fiscal year ended September 30, 1992 and incorporated by reference thereto.

(3) Previously filed as an exhibit to the Annual Report on Form 10-K for the fiscal year ended September 30, 1994 and incorporated by reference thereto.

(4) Previously filed as an exhibit to the Current Report on Form 8-K filed with the SEC on March 17, 1998, and incorporated by reference thereto.

(5) Previously filed as an exhibit to the registration statement on Form S-2 (registration no. 333-84947), and incorporated by reference thereto.

(6) Previously filed as an exhibit to the registration statement on Form S-3 (registration no. 333-53147), and incorporated by reference thereto.

================================================================================

   No person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made thereunder shall, under any circumstances, create any implication that the information contained herein or therein is correct as of any time subsequent to the date of such information.

                                TABLE OF CONTENTS

                                   PROSPECTUS
                                                                            Page
                                                                            ----

WHERE YOU CAN GET MORE iNFORMATION.............................................2

DOCUMENTS INCORPORATED by rEFERENCE............................................2

PROSPECTUS SUMMARY.............................................................4

RISK FACTORS...................................................................5

A WARNING ABOUT FORWARD-LOOKING STATEMENTS....................................12

PROCEEDS......................................................................12

SELLING STOCKHOLDERS..........................................................13

PLAN OF DISTRIBUTION..........................................................21

EXPERTS.......................................................................22

LEGAL MATTERS.................................................................22




================================================================================






================================================================================



                             TRANSMEDIA NETWORK INC.





                                  Common Stock
                            Series A Preferred Stock







                                   ----------

                                   PROSPECTUS

                                   ----------







                                November _, 2000



================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         Expenses to be borne by us in connection with the registration and distribution of the securities being registered, other than the commissions paid or the discounts or concessions allowed to brokers or dealers, are as follows:

         SEC registration fee........................................ $ 6,964.31
         Legal fees and expenses.....................................     15,000
         Accounting fees and expenses................................      5,000
         Reproduction expenses.......................................       100*
         Miscellaneous...............................................       500*
                                                                      ----------
                Total................................................ $27,564.31
--------------
* Estimated

Item 15. Indemnification of Directors and Officers.

         Section 145 of the Delaware General Corporation Law provides that each corporation incorporated thereunder, such as Transmedia, may indemnify any person who was or is a party or is threatened to be a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or serving another corporation at the request of the corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to a criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Lack of good faith is not to be presumed from settlement. No indemnification is allowed in respect to any proceeding charging improper personal benefit to the officer or director in which such person was adjudged to be liable on the basis that personal benefit was improperly received. To the extent any such person succeeds on the merits or otherwise, he shall be indemnified against expenses (including attorneys' fees). A determination that the person to be indemnified meets the applicable standard of conduct, if not made by a court, is made by the Board of Directors by majority vote of a quorum consisting of directors not party to such action, suit or proceeding or, if a quorum is not obtainable or a disinterested quorum so directs, by independent legal counsel or by the stockholders. Expenses may be paid in advance upon receipt of undertakings to repay. A corporation may purchase indemnification insurance.

         Article 8 of our Certificate of Incorporation provides that our officers, directors, employees and agents acting in their official capacities are entitled, under certain conditions, to indemnification against liabilities and expenses.

         We also currently maintain a directors' and officers' liability insurance policy providing aggregate coverage in the maximum annual amount of $10 million, subject to certain deductibles and participation requirements, insuring our officers and directors against certain liabilities and expenses incurred by such persons in such capacities. We consider the maintenance of such insurance coverage to be vital in attracting and retaining the services of qualified directors and officers. We cannot be assured, however, that our existing policy will be renewed upon expiration or that, if the policy is not renewed, we will be able to obtain similar insurance coverage elsewhere or that the cost thereof will not be prohibitively expensive.

         We have not entered into separate indemnification agreements with any of its officers or directors.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, We have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         The agreements between us and the selling stockholders (filed as Exhibits 4.8, 4.9, 4.10, 4.11, 4.14, and 4.16) provides that the selling stockholders and, under certain circumstances, persons participating as underwriters in the offering or sale of the securities being registered will indemnify and hold us harmless as well as each of our directors, officers and controlling person with respect to any statement or omission in the Registration Statement or the Prospectus based upon written information furnished to us by or on behalf of the selling stockholders or such underwriters, as the case may be, for inclusion therein.

Item 16. Exhibits

                                  Exhibit Index

Exhibit No.                         Description
-----------                         -----------

4.1 - Certificate of Incorporation of Transmedia Network Inc., as amended. (1)

4.2 - Certificate of Amendment to the Certificate of Incorporation of Transmedia Network Inc. (2)

4.3 - Certificate of Amendment to the Certificate of Incorporation of Transmedia Network Inc. as filed with the Delaware Secretary of State on March 22, 1994. (3)

4.4 - Certificate of Amendment to the Certificate of Incorporation of Transmedia Network Inc. as filed with the Delaware Secretary of State on March 3, 1998. (4)

4.5 - Certificate of Amendment to the Certificate of Incorporation of Transmedia Network Inc. as filed with the Delaware Secretary of State on November 9, 1999. (5)

4.6 - Certificate of Designation relating to the Series A preferred stock as filed with the Delaware Secretary of State on November 9, 1999. (5)

4.7 - By-Laws of Transmedia Network Inc., as amended and restated as of March 3, 1998. (4)

4.8 - Second Amended and Restated Investment Agreement, dated as of June 30, 1999, among Transmedia Network Inc., Samstock, L.L.C., EGI-Transmedia Investors, L.L.C. and Halmostock Limited Partnership and, with respect to Section 5, the Robert M. Steiner Revocable Trust. (5)

4.9 - Purchase Agreement, dated as of December 15, 1997, between Transmedia Network Inc. and East American Trading Company. (6)

4.10 - Standby Purchase Agreement, dated as of June 30, 1999, between Transmedia Network Inc. and Samstock, L.L.C. (5)

4.11  -  Purchase Agreement, dated as of June 29, 2000, by and among
         Transmedia Network Inc., Spectrum Partners, Inc., Potomac Dining Limited Partnership, Gustavo L. Bessalel, Thomas E. Gorman, and Francis Rothgeb.

4.12  -  Subordinated Convertible Note, dated June 30, 2000.

4.13  -  Subordinated Convertible Note, dated June 30, 2000.

4.14 - Stock Purchase and Sale Agreement, dated as of April 28, 2000, by and among Minotaur Partners II, L.P., ValueVision International Inc., Dominic Mangone, Raymond Bank and Transmedia Network Inc.

4.15 - Form of Warrant to Purchase Shares of Common Stock of Transmedia Network Inc.

4.16 - Stock Purchase and Sale Agreement, dated as of April 28, 2000, among Gene M. Henderson, Herbert M. Gardner, James M. Callaghan, Gregory J. Robitaille, John A. Ward, George S. Weidemann, Christine M. Donohoo, Frank F. Schmeyer, Elliot Merberg, Gerald Fleischman, Samstock, L.L.C., Thomas J. Litle and Transmedia Network Inc.

4.17 - Form of Warrant to Purchase Shares of Common Stock of Transmedia Network Inc.

5.1   -  Opinion of Morgan, Lewis & Bockius LLP.

23.1  -  Consent of KPMG LLP.

23.3  -  Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1).

24.1  -  Powers of Attorney (included in page II-5 of the Registration
         Statement).

---------------

(1) Previously filed as an exhibit to the Annual Report on Form 10-K for the fiscal year ended September 30, 1988 and incorporated by reference thereto.

(2) Previously filed as an exhibit to the Annual Report on Form 10-K for the fiscal year ended September 30, 1992 and incorporated by reference thereto.

(3) Previously filed as an exhibit to the Annual Report on Form 10-K for the fiscal year ended September 30, 1994 and incorporated by reference thereto.

(4) Previously filed as an exhibit to the Current Report on Form 8-K filed with the SEC on March 17, 1998, and incorporated by reference thereto.

(5) Previously filed as an exhibit to the registration statement on Form S-2 (registration no. 333-84947), and incorporated by reference thereto.

(6) Previously filed as an exhibit to the registration statement on Form S-3 (registration no. 333-53147), and incorporated by reference thereto.

Item 17. Undertakings.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Transmedia of expenses incurred or paid by a director, officer or controlling person of Transmedia in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (A) The undersigned hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 3rd day of November, 2000.


                                       TRANSMEDIA NETWORK INC.

                                       By: /s/ Gene M. Henderson
                                           -------------------------------------
                                           Gene M. Henderson
                                           President and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons on behalf of Transmedia Network Inc. In the capacities and on the dates indicated.

         Each person, in so signing, also makes, constitutes and appoints Gene
M. Henderson and Stephen E. Lerch, and each such person acting singly, with full power of substitution, his true and lawful attorney-in-fact, in his name, place and stead to sign for him, and in his name in the capacity indicated below, any and all amendments or supplements to the registration statement, including any and all stickers and post-effective amendments to the registration statement.

           Signature                                         Title                              Date
           ---------                                         -----                              ----
/s/ Gene M. Henderson                             President, Chief Executive Officer       November 3, 2000
--------------------------------                  and Director
Gene M. Henderson                                 (Principal Executive Officer)


/s/ Stephen E. Lerch                              Executive Vice President,                November 3, 2000
--------------------------------                  Chief Financial Officer
Stephen E. Lerch                                  (Principal Financial and Principal
                                                  Accounting Officer)


/s/ William A. Lederer                            Director                                 November 3, 2000
--------------------------------
William A. Lederer


/s/ Herbert M. Gardner                            Director                                 November 3, 2000
--------------------------------
Herbert M. Gardner

           Signature                                         Title                              Date
           ---------                                         -----                              ----
                                                  Director                                 November 3, 2000
--------------------------------
F. Philip Handy


                                                  Director                                 November 3, 2000
--------------------------------
John A. Ward III


/s/ George S. Wiedemann                           Director                                 November 3, 2000
--------------------------------
George S. Wiedemann


/s/ Lester Wunderman
--------------------------------
Lester Wunderman                                  Director                                 November 3, 2000


                                                  Director                                 November 3, 2000
--------------------------------
Rod F. Dammeyer